GRAUBARD MILLER THE CHRYSLER BUILDING 405 LEXINGTON AVENUE NEW YORK, N.Y. 10174 -1901 (212) 818-8800
FACSIMILE		DIRECT DIAL
(212) 818-8881		(212) 818-8638
EMAIL ADDRESS
jgallant@graubard.com

September 20, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Shore Acquisition Corp. Registration Statement on Form S-1 Filed August 9, 2007 File No. 333-145278

Dear Mr. Owings:

On behalf of North Shore Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 6, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to John Fieldsend. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Furthermore, in addition to the revisions made to the Registration Statement in response to the Staff's comments, the Company and the underwriters have determined to increase the size of the offering from 5,000,000 units to 6,000,000 units. Accordingly, we have revised the disclosure in Amendment No. 1 to reflect such increase.

General

1.

We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act. Please provide that information in your next amendment and allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Pursuant to Rule 430A, the underwriting syndicate and discounts or commissions to dealers, as well as the specific terms of the securities (i.e., the warrant exercise and expiration

Securities and Exchange Commission
September 20, 2007

dates) will be omitted from the form of prospectus filed as part of the Registration Statement and included in a final prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended. As requested, We have included all other information previously left blank as requested.

2.	Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

The Company will not be using any gatefold information such as pictures, graphics or artwork in its prospectus.

Inside Front Cover of Prospectus

3.

You state that your units “will” be quoted on the Over-the-Counter Bulletin Board on or promptly after the date of this prospectus. Please revise the disclosure here and throughout your document to state that your units “may” be traded on the OTCBB, because there is no guarantee that you will find a market maker to trade your securities. Also, you state that you cannot be sure that your securities will “continue” to be quoted on the OTCBB. Again, please revise this sentence throughout your document to remove the term “continue,” as you are not quoted currently on the OTCBB.

As with prior similarly structured blank check offerings to be quoted on the OTC Bulletin Board, the Company will not request acceleration of effectiveness of the offering until the OTC Bulletin Board confirms that the units will be quoted. Accordingly, we do not believe the requested revisions to the disclosure are necessary.

Prospectus Summary, page 1

4.

Please remove all defined terms in the forepart of your document, specifically in the bullet points to the italicized paragraph at the beginning of your Prospectus Summary section. All defined terms in this part of your document should be clear from their context, if they are not clear, please revise.

We have revised the disclosure in the Registration Statement as requested to remove all defined terms.

5.

The summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in the body of your document. For example, you should consider removing or substantially shortening one or more of the subsections in your The

Securities and Exchange Commission
September 20, 2007

Offering section beginning on page 3. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

We have revised the disclosure in the Prospectus Summary as requested.

6.

We note the disclosures here and throughout your document that no one has “on your behalf” taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate. Considering the background of your management members, please tell us whether your management members are aware of any possibilities in their separate capacities that they may direct to you afterwards. Considering you are selling your plan to acquire a business and nothing more, your initial shareholders knowledge and intentions in taking part in this company are material to the public’s understanding of your company. Please revise to disclose the intentions and all material knowledge in this document of your initial shareholders and management members.

We currently disclose under the section titled “Proposed Business – Effecting a business combination – Sources of target businesses” as follows:

“We will not acquire an entity with which our management has had acquisition or investment discussions through their other business activities.”

Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

7.

In the last paragraph on page 1, you state that if you are unable to consummate a business combination within 24 months from the date of this prospectus, your corporate existence will cease by “operation of corporate law.” Please disclose or reference the corporate law upon which you are relying.

We have revised the disclosure on page 1 of the Registration Statement as requested to indicate that the corporate law referred to is Delaware corporate law. The specific section citations are disclosed on page 7 of the Registration Statement under the section titled “Prospectus Summary – Certificate of Incorporation.’’

8.

On page 3, you state that you will sell 1,300,000 “insider warrants” at $1.00 per warrant to officers, directors, and stockholders pursuant to letters of agreements among you, EarlyBirdCapital, Inc., and the purchasers of the warrants. Here, and throughout your document as appropriate, please disclose who has agreed to purchase the insider warrants.

Securities and Exchange Commission
September 20, 2007

We have revised the disclosure on the prospectus cover and pages 3, 35, 56 and 57 of the Registration Statement as requested.

9.

In this regard, please add a statement to the prospectus cover page and elsewhere in your document as appropriate, if true, that the initial stockholders will be using their own funds in making simultaneous private placement warrant purchases and will not be borrowing funds or otherwise financing such transactions. We may have further comments.

We have revised the disclosure on the prospectus cover and pages 3, 56 and 57 of the Registration Statement as requested to indicate that the purchasers will use their own funds and will not borrow any funds to make the purchases.

10.

We note the disclosure on page 8 and elsewhere in the document that the approval of any business combination will require the approval of a majority of the shares of common stock “voted by the public stockholders.” Therefore, it appears that a non-vote will have no effect on the approval of any proposed transaction. Please revise here and throughout your document to clearly disclose, if true, that non-votes have no effect on the approval and disclose the minimum amount of time you will provide for shareholders to vote on any transaction.

A non-vote is neither a vote in favor of, nor a vote against, a proposed transaction. A non-vote will have no effect on the approval of any proposed transaction. We have revised the disclosure on pages 8 and 40 of the Registration Statement to clarify the foregoing. We have also revised the disclosure on pages 8 and 40 to indicate that the Company will provide stockholders with no less than the minimum amount of time required by Delaware corporate law, our bylaws and federal requirements to vote on a proposed transaction.

11.

In the discussion of the liquidation of the company on page 8, and throughout your document as appropriate, disclosure should be added to indicate that under Delaware law creditors take priority over stockholders, absent special circumstances, with respect to the assets of a company in the event of the winding up of a company. Also, disclosure should be added to clarify that no distributions may be made from the trust account of the stockholders until provisions for the payment of creditors has first been made in accordance with the applicable provisions of the DGCL.

Securities and Exchange Commission
September 20, 2007

With respect to the first part of the Staff’s comment, we have revised the disclosure on pages 11 and 43 of the Registration Statement as requested.

With respect to the second part of the Staff’s comment, we currently state on pages 11 and 43 as follows:

“Accordingly, we would be required to provide for any creditors known to us at that time as well as provide for any claims that we believe could potentially be brought against us within the subsequent 10 years prior to distributing the funds held in the trust to our public stockholders.”

Accordingly, we do not believe any revision to the disclosure in the Registration Statement in response to this part of the Staff’s comment is necessary.

Summary Financial Data, page 13

12.

Please show us how you computed “As Adjusted” working capital, total assets, and total liabilities and explain to us why your classification of deferred offering costs and deferred underwriting discounts is appropriate.

The “as adjusted” information gives effect to the sale of the units the Company is offering, including the application of the related gross proceeds and the payment of the estimated remaining costs from such sale and the repayment of the accrued and other liabilities required to be repaid. The deferred underwriting discounts and commissions payable of $1,440,000 (or approximately $0.24 per share) is payable to the underwriters only if the Company consummates a business combination. If a business combination is not consummated, the trust account totaling $46,980,000 of net proceeds from the offering, including $1,600,000 of proceeds from the private placement of the insider warrants and the deferred underwriting discounts and commissions payable of $1,440,000, will be distributed solely to the Company’s public stockholders (subject to its obligations under Delaware law to provide for claims of creditors). Because of the uncertainty that the Company will be able to consummate a business combination, the deferred underwriting discounts and commissions payable is classified as “Other liabilities” as opposed to “Current.” Calculation of total assets and working capital (total current assets minus total current liabilities) is presented two different ways.

$46,980,000	Total amount to be held in trust
150,000	Total amount not held in trust
25,000	Initial founders’ capital
(2,500)	net loss through July 23, 2007

Securities and Exchange Commission
September 20, 2007

$47,152,500	Total assets
$25,000	Founders money
47,500	Receipt of funds from stockholder note
48,000,000	Cash received from Proposed Offering
1,600,000	Cash received from private placement
(1,680,000)	Payment of underwriters’ discount
(2,500)	Payment of accrued expenses
(47,500)	Payment of note payable, stockholder
(750,000)	Payment of estimated offering expenses as specified on Use of Proceeds table on S-1
$47,152,500	Total assets

The disclosure on page 13 of the Registration Statement correctly indicates that the working capital includes the deferred underwriting discount of 3.0% of the gross proceeds from the sale of the units to the public stockholders, or $1,440,000, which the underwriters have agreed to defer until the consummation of a business combination.

13.

We note you intend to value common stock which may be converted to cash at $7.76 per share. Please tell us how you concluded this value complies with the guidance in paragraph 15 of EITF D-98, which states that the initial carrying amount of redeemable securities should be fair value at the date of issue.

EITF D-98 states: “The SEC staff believes the initial carrying amount of redeemable preferred stock should be its fair value at date of issue.” The fair value (redemption value) of the common stock which may be converted to cash can be calculated at issuance by taking the maximum amount of possible conversion (approximately 39.99%) of the total funds to be held in trust over maximum amount of possible conversion (approximately 39.99%) of the number of shares sold in the offering. At closing of the offering, the total amount of cash proceeds to be held in the trust account is approximately $46,980,000. The amount of shares to be sold in the offering is 6,000,000 shares. When the convertible securities are issued at the closing, the fair value of these securities can be calculated as follows:

Securities and Exchange Commission
September 20, 2007

Conversion value
Proceeds held in trust subject to conversion to cash	$46,980,000
Maximum amount subject to conversion	39.99998%
Total amount that can be converted	$18,791,992	A
Shares
Total units offered in Public Offering	6,000,000
Maximum amount subject to conversion	39.99998%
	2,399,999	B
		A /
Per Share conversion value	$7.76	B

14.

We note the “As Adjusted” summary financial data reflects the issuance of insider warrants at $1.00 per warrant. Please explain to us bow you concluded you are not required to record compensation expense upon the issuance of the warrants. In this regard, please explain to us how you concluded the fair value of a warrant is $1.00 and provide us with your fair value calculation.

The $1.00 warrant price is based on what the Company believes will be the market price for the warrants at the time that the common stock and warrants included within the units will commence separate trading based upon the trading prices of similar warrants of other blank check companies. The average price for the warrants issued in seventeen recent initial public offerings which were structured similarly to the transaction contemplated by the Company’s proposed offering yielded a price of $0.92 per share. Accordingly, the $1.00 price reflects a premium over the average price of the past seventeen transactions.

Risk Factors, page 14

15.

We note your statement in the first italicized paragraph of this section in which you disclose that investors should consider carefully the material risks you describe, which you “believe represent all the material risks related to the offering.” Please revise this statement to make clear that you have included all the material risks to you, not just the ones that you believe represent the material risks to you, or remove this statement all together.

Securities and Exchange Commission
September 20, 2007

We have revised the disclosure on page 14 of the Registration Statement as requested.

16.

Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

•	“Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to do so.” Page 15.
•

“An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to be practically worthless” Page 17.

•	If we effect a business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our operations.” Page 26.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first risk factor on page 18, the last risk factor on page 20, and the last risk factor on page 25. Some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 16, second risk factor on page 18, and the first full risk factor on page 21. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive, such as the first risk factor on page 15 and the second risk factor on page 22. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

Securities and Exchange Commission
September 20, 2007

We wish to advise the Staff that we were required to include the first two above-referenced risk factors in other offerings as a result of Staff comments. Moreover, we believe such risks are not generic and are material to investors in the Company’s offering. We have, however, revised the remaining risk factors as requested to the extent we determined was appropriate.

If we are forced to liquidate before a business combination and distribute the..., page 14

17.

We note the disclosure in this risk factor that stockholders “may receive less than $8.00 per share” if you are forced to liquidate. It is not clear if there is a circumstance where they would receive $8.00 or more per share. Please revise to clarify.

We wish to advise the Staff that, if a business combination is not consummated within a short period of time, it is possible that the interest earned on the funds held in the trust account will exceed $0.17 per share. As a result, stockholders would be able to receive at least $8.00 per share. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

If the net proceeds of this offering not being held in trust are insufficient to.... page 15

18.

In this risk factor, you state that you believe that upon consummation of this offering the funds available to you outside of the trust account plus the interest earned on the funds held in the trust account that may be available to you will be sufficient to allow [you] to operate for at least 24 months.” Please provide the basis for this belief given that your subsequent risk factor indicates that you require a certain interest rate to fund your business combination search, to pay your tax obligations, and to complete your initial business combination.

We have revised the disclosure on page 15 of the Registration Statement to indicate that the above-referenced belief is based on the funds in the trust account earning a specific amount of interest.

If third parties bring claims against us the proceeds held in trust could be..., page 15

19.

In this risk factor, you state that creditors’ claims against the trust could take priority over the claims of public stockholders. Please provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

We currently indicate as follows in the above-referenced risk factor:

Securities and Exchange Commission
September 20, 2007

“Although we will seek to have all vendors and service providers we engage and prospective target businesses we negotiate with, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements. Furthermore, there is no guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account. There is also no guarantee that a court would uphold the validity of such agreements.”

Accordingly, if a creditor did sign a waiver agreement and such waiver agreement was found to be valid and upheld, such creditor would not have a valid claim and therefore would not have a claim that would take priority over the claims of the stockholders.

We may issue shares of our capital stock or debt securities to complete a..., page 18

20.

In this risk factor, you list possible risks to you, in bullet-point form, if you were to issue additional equity securities or debt securities. If any of the risks you discuss in these bullet points are material to you, please include a separate risk factor discussing that risk. If the risks in the bullet points are not material to you, please tell us why you have included them in this risk factor.

We believe such bullet points adequately explain the type of risk that would arise as a result of the issuance of additional securities. Although they are not necessarily material to the Company at this point, they have the potential to be. We believe it is appropriate to include such examples in this risk factor and then address any specific risks that arise in connection with the proxy statement for a proposed business combination. Furthermore, such disclosure is consistent with similar disclosure for other similarly structured blank check offerings.

Our ability to successfully effect a business combination and to be successful..., page 19

21.	Please disclose the “key personnel” to whom you refer.

We have revised the disclosure on page 19 of the Registration Statement as requested.

Our key personnel may negotiate employment or consulting agreements with..., page 19

22.

Please provide a basis for your belief that the ability of your key personnel to remain with you after the consummation of a business combination will not be the determining factor in your decision as to whether or not you will proceed with any potential business combination.

We have removed the above-referenced statement from the disclosure in the Registration Statement.

Securities and Exchange Commission
September 20, 2007

Use of Proceeds, page 28

23.

In your first full paragraph on page 30, you state that the use of net proceeds are estimates and you “may reallocate some of such proceeds within the above described categories.” Please note that you may reserve the right to change the use of proceeds, but you must discuss specifically the certain contingencies that could cause you to change the use of proceeds and you must disclose all alternatives for your use of proceeds. See Instruction 7 to Item 504 of Regulation S-K.

Duly noted. The above-referenced language does not indicate the Company will have uses for the proceeds other than those set forth in the Use of Proceeds section. Instead, it simply indicates that the Company may determine to use a higher amount of proceeds on one of the delineated uses and consequently a lower amount of proceeds on other uses if its initial estimates prove to be inaccurate.

Management’s Discussion and Analysis of Financial Condition and Results, page 34

24.

In the fourth paragraph on page 35 you disclose that Barry J. Gordon advanced an aggregate of $75,000 to you on July 10, 2007; yet, on page F-10 you disclose that you borrowed only $47,500 under this note. Please revise your disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations section to make clear the total amount of your debt obligation.

At July 23, 2007, the date of the financial statements, the Company had only received $47,500 of the $75,000 loan to be provided by Mr. Gordon to the Company. However, as of the date of the prospectus, the full amount of the loan had been provided to the Company by Mr. Gordon. Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary in response to this comment.

Proposed Business, page 36

25.

We note your disclosure on page 7 that you have been advised that provisions like the ones in your certificate of incorporation declaring that your amended and restated certificate of incorporation may not be amended prior to your consummation of a business combination may not be enforceable under Delaware law. In an appropriate place in your Proposed Business section, please discuss this advice and disclose the basis for it.

The advice was provided by various law firms to similarly structured blank check companies as a result of inquiries by the Staff in connection with such companies’ offerings. Such law firms determined that the provisions may not be enforceable under Delaware law

Securities and Exchange Commission
September 20, 2007

because Delaware law assumes an unmitigated right of stockholders to amend a company’s certificate of incorporation. As a result, in order to make the Staff comfortable that the inability to amend the provisions was still covered, disclosure was added to indicate that the companies would not take any action to amend or waive the various provisions in the certificate of incorporation. The Company has included such disclosure as well. We respectfully do not believe there is any need to disclose this in the Registration Statement.

26.

On page 34, you state that your “entire activity since inception has been to prepare for [y] our proposed fundraising through an offering of [y]our equity securities.” In an appropriate location in your Proposed Business section, please discuss all the activities in which you have been engaged since your inception to prepare for your proposed fundraising through an offering of your equity securities.

We have revised the disclosure on page 36 of the Registration Statement as requested to indicate that the Company’s only actions have been the preparation of the Registration Statement and ancillary documents related to the offering.

Sources of Target Businesses, page 37

27.

In this subsection, you state that you “anticipate that target business candidates will be brought to [y]our attention from various unaffiliated sources.” Please disclose the basis of this belief, and please further describe the overall industry of blank check companies incorporated to serve as a vehicle for the acquisition of an operating business.

With respect to the first part of the Staff’s comment, we currently indicate that target businesses will be brought to the attention of the Company by unaffiliated sources as a result of being solicited by the Company through calls or mailings. Furthermore, we indicate that such sources may also introduce the Company to target businesses they think it may be interested in on an unsolicited basis, since may of such sources will have read the Company’s prospectus.

With respect to the second part of the Staff’s comment, we do not believe there is any type of overall industry for blank check companies. Furthermore, we respectfully do not believe any description would be necessary in the above-referenced section as finders exist for regular companies in addition to blank check companies.

Accordingly, we do not believe any revision to the disclosure is necessary in response to this comment.

28.

You state that you may engage the services of professional firms or other individuals that specialize in business acquisitions anal pay a finder’s fee, consulting fee, or other compensation. Please disclose the funds you will use in paying these fees or

Securities and Exchange Commission
September 20, 2007

compensation and how this will affect the limited funds available to you prior to consummating a business combination. In this regard, please consider amending your Use of Proceeds section as required by Instruction 7 to Item 504 of Regulation S-K.

We have revised the disclosure on page 37 of the Registration Statement. However, we do not believe any revision is necessary to the Use of Proceeds section.

Selection of a Target Business and Structuring of a Business Combination, page 37

29.

We note the list of criteria you have included on pages 37 and 38. The list you have is very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors can make an informed decision. For example, we note that you are able to seek out third party finders or consultants. If you were to seek a third party finder, it would appear that you would have to provide them with a list of criteria they would use to narrow their search. In this event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important to investors. Please revise accordingly or advise.

As indicated on page 36 of the Registration Statement, the Company has not conducted any research with respect to identifying the number and characteristics of potential target businesses. Accordingly, it has no specific criteria at this time on which it will evaluate prospective targets. The list of criteria provided on page 37 of the Registration Statement is a general list of the types of criteria that most likely will be employed. Accordingly, we do not believe any revision to the disclosure is necessary.

Fair Market Value of Target Business, page 38

30.

We note your disclosure that the fair market value of a target business or businesses must be equal to at least 80% of your net assets. Please revise your disclosure to clarify in greater detail how you determine the satisfaction of this requirement. Also, please discuss how this threshold would be determined if you used a share exchange. Further, please clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

With respect to the first part of the Staff’s comment, we currently indicate that the fair market value of the target will be determined by the Company’s board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings and cash flow and/or book value). If the board is not able to independently determine that the target business has a sufficient fair market value, the Company

Securities and Exchange Commission
September 20, 2007

will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria.

With respect to the second part of the Staff’s comment, we respectfully do not believe there is any difference as to the valuation method when using stock. The target business will be valued based on one or more standards generally accepted by the financial community. The target business’ value does not increase depending on whether the Company uses its stock or cash to acquire such target business.

With respect to the third part of the Staff’s comment, we currently indicate that if the Company acquires only a controlling interest in a target business or businesses, the portion of such business or businesses that is acquired must have a fair market value equal to at least 80% of the Company’s net assets.

Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

31.

You state that the board will determine the fair market value of any target “based upon one or more standards generally accepted by the financial community.” Please clarify the meaning of, or otherwise describe in more detail, the “standards generally accepted by the financial community.” Also, in presenting a combination as being in the best interest of your shareholders, please discuss if management will be required to perform its own valuation and analysis and quantify this value for shareholders. If not, please clarify the information that management intends to provide to shareholders regarding valuation of the target. Further, please discuss if management is required to quantify the value of any target prior to entering into any business combination agreement.

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 38 of the Registration Statement as requested.

With respect to the second part of the Staff’s comment, we currently indicate that the Company’s board of directors will perform its valuation and analysis unless it determines to engage an independent investment banking firm to provide a valuation. However, we have revised the disclosure on page 38 of the Registration Statement to clarify that such a valuation and analysis, whether performed by the Company’s board of directors or an independent investment banking firm, will be presented to stockholders in the proxy solicitation materials to be furnished to stockholders in connection with a proposed transaction.

With respect to the third part of the Staff’s comment, we have revised the disclosure on page 38 of the Registration Statement to indicate that such a valuation and analysis could be performed either before or after the execution of a definitive agreement for a proposed business combination as requested.

Securities and Exchange Commission
September 20, 2007

32.

We note your disclosure that any opinion acquired, if management cannot independently determine the fair market value, will be provided to shareholders who request it. Please revise to clarify how potential investors in the public market will be able to view the information in this opinion if obtained.

We have revised the disclosure on page 38 of the Registration Statement to indicate that if an opinion is obtained, it will be included in the proxy solicitation material sent to stockholders in connection with the request for approval of a proposed business combination.

Liquidation if No Business Combination, page 42

33.

Please disclose your initial stockholders and the exact relationship between your management and your initial stockholders. In this regard, if any of the initial stockholders are not natural persons, please disclose the current business of the entities that are initial stockholders and the efforts made to determine that such entities are able to satisfy the indemnification claims if any arise.

The Company’s initial stockholders are set forth on page 56 of the Registration Statement. However, as set forth on page 42 of the Registration Statement, only the Company’s officers and directors have agreed to be personally liable to pay debts and obligations to target businesses or vendors. Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

34.

You state that you will pay the costs of liquidation from your remaining assets outside of the trust account, and, if these funds are insufficient, certain of your initial stockholders have agreed to advance you the funds necessary to complete the liquidation and have agreed not to seek repayment of these expenses. Please disclose whether you believe that you have sufficient funds available outside the trust to pay the estimated costs of dissolution and liquidation and the basis of this belief. Also, please disclose whether you believe that the initial stockholders have sufficient funds necessary to complete liquidation and the basis for this belief. Further, please disclose the initial stockholders who have agreed to advance you the funds necessary to complete liquidation and the amount each stockholder has agreed to advance. Finally, please file these agreements as exhibits to your document.

We have revised the disclosure on page 42 of the Registration Statement as requested. We have filed the agreements as exhibits with Amendment No. 1 as requested.

35.

Please disclose whether any of your initial stockholders are included in contracts as liable parties to these contracts and discuss their general liability in contrast to the liability of your other shareholders, if any. For instance, please disclose if your initial

Securities and Exchange Commission
September 20, 2007

stockholders were a party to all your contracts, so that a creditor could directly seek remedies from your executive officers that would lessen the liability of your other stockholders.

The initial stockholders are not party to any contracts as liable parties except for those initial stockholders that are officers and directors of the Company – such individuals have agreed, pursuant to written agreements with the Company and EarlyBirdCapital, Inc. filed as exhibits to Amendment No. 1, to be personally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company in excess of the net proceeds of the offering not held in trust, all as more described on page 42 of the Registration Statement. Accordingly, we do not believe any further disclosure is necessary in response to this comment.

36.

You state that you will seek to have all vendors, service providers, and prospective target businesses execute agreements with you waiving any right, title, interest, or claim of any kind they may have in or to any monies held in the trust account. In light of the fact that the company has not entered into any waiver agreements with any service providers, vendors, or prospective target businesses as of this date, and there is uncertainty as to the extent, scope, and enforceability of both the waivers and any indemnities, please provide the basis for your statements here and elsewhere in your document that creditors’ claims against you “will be limited,” thereby “lessening the likelihood that any claim would result in any liability extending to the trust.”

As described on page 43 of the Registration Statement, the Company will be obligated, pursuant to the underwriting agreement to be executed by the Company and the underwriters, to obtain the above-referenced waiver agreements. The basis of the above-referenced statements is that the Company will in fact honor those obligations. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Comparison to Offerings of Blank Check Companies Under Rule 419. page 45

37.	Please revise your table to include the comparison of dissolution under your structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

Rule 419 of Regulation C does not require any specific type of dissolution to be employed by a blank check company. Accordingly, it is entirely permissible for a Rule 419 blank check company to use the same dissolution structure that the Company is employing. As a result, there is no useful comparison to present to investors. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission
September 20, 2007

Competition, page 44

38.

Please discuss your competitive position in your industry and the methods by which you compete in identifying and effecting business combinations. Also, please discuss the positive and negative factors pertaining to your competitive position and competition methods. See Item 101(c)(1)(x) of Regulation S-K.

The Company does not presently engage in any business. Furthermore, the Company is not limited to a particular industry in searching for a target business. Accordingly, there is no competitive position in an industry, nor any positive or negative factors pertaining to such position or method, to disclose. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

Management, page 50

Directors and Executive Officers, page 50

39.

You must provide the business experiences of your officers and directors without any gaps or ambiguities over the past five years, including their principal occupations and employment. See Item 401(e) of Regulation S-K. In this regard, and in light of the fact that your officers do not provide you with full time services, please revise the business experience descriptions of your officers and directors to make clear their principal occupations and employment for the last five years.

We have already provided the dates (months and years) to account for the Company’s officers’ and directors’ business experience during the past five years. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Conflicts of Interest, page 53

40.

We note your statement in the first full paragraph on page 54 that each of your officers and directors has agreed “to present to [y] our company for [y]our consideration, prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to [you] under Delaware law, subject to any pre-existing fiduciary or contractual obligations he might have.” Please tell us why this statement is appropriate in that it appears to indicate only that your officers and directors have agreed to follow their fiduciary duties under Delaware law and may give the impression that your officers and directors will present business opportunities to you before they will present them to other entities.

The above-referenced limitation is solely to pre-existing fiduciary or contractual obligations. Accordingly, such individuals are required to present all suitable opportunities to

Securities and Exchange Commission
September 20, 2007

the Company prior to presenting it to other businesses except for ones in which a relationship existed prior to the date of this offering. Without this provision, such individuals would have an equal fiduciary duty to present suitable business opportunities to the Company as well as each future entity that such individuals become affiliated with, thereby increasing the potential conflicts of interest that may arise. We believe the disclosure is clear in this respect and accordingly do not believe any revision is necessary.

41.

In this section, you state that you do not anticipate focusing on target businesses in the aircraft industry, the insurance industry, that are of a certain size, and that are affiliated with any of your existing stockholders. Please tell us why you did not include these attributes or criteria in your Selection of a Target Business and Structuring of a Business Combination subsection on page 37. In this regard, please reconcile this disclosure with your statements throughout your document that you have not established any specific attributes or criteria for prospective target businesses other than that they must have a fair market value that is at least 80% of your net assets.

We have revised the disclosure on page 54 of the Registration Statement to remove references that implied the Company had any established attributes or criteria for prospective target businesses. Such disclosure was inconsistent with other disclosure in the Registration Statement and was ameliorating.

Principal stockholders, page 55

42.

We note the disclosure that the purchasers of the insider warrants will not sell or transfer their warrants until after completion of your initial business combination. Please revise to clarify if these sales or transfers will be required to be registered.

We have revised the disclosure on page 56 of the Registration Statement to indicate that such sales or transfers will not occur, whether in registered transactions or otherwise, during the lock-up period as requested.

Certain Transactions, page 56

43.	We note you sold 1,250,000 share of your common stock to related parties for $0.02 per share. Please disclose how you determined this price.

The price per share at which such shares were sold was simply a mathematical function arrived at by dividing the amount of consideration to be paid for the shares ($25,000) by the number of shares being sold (or an amount equal to 20% of the total number of shares to be outstanding after the offering). This is the same arrangement employed in other similarly structured blank check companies. We do not believe such disclosure is meaningful to investors

Securities and Exchange Commission
September 20, 2007

as the key points are the prices paid and the amounts of shares. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Warrants, page 59

44.	Please file the warrant agreement as an exhibit to the registration statement.

We have filed the warrant agreement as an exhibit with Amendment No. 1 as requested.

SEC Position on Rule 144 Sales page 62

45.	Please revise to quantify the securities that are subject to the position discussed in this subsection.

We have revised the disclosure on page 62 of the Registration Statement to quantify the securities that are subject to the position discussed in the above-referenced subsection.

Underwriting, page 63

46.

We note the contingent nature of part of the underwriters’ compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over-allotment has been exercised. Please note that disclosure merely stating that the distribution ends at the closing of the offering is insufficient.

We currently indicate as follows in the section titled “Underwriting – Regulatory Restrictions on Purchase of Securities”:

“Rules of the SEC may limit the ability of the underwriters to bid for or purchase our units before the distribution of the units is completed. The distribution of the units in this offering will be completed once all the units have been sold, all stabilizing transactions have been completed and all penalty bids have either been reclaimed or withdrawn.”

Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

Financial Statements, page F-l

Statement of Operations, page F-4

Securities and Exchange Commission
September 20, 2007

47.

Please show us how you calculated the weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share. See the definition of weighted-average number of common shares outstanding in Appendix E to SFAS 128. Additionally, please disclose the issuance date of common shares in your statement of stockholders’ equity. See paragraph 11.d of SFAS 7.

We have revised the disclosure on pages F-4 and F-5 as requested to disclose that the weighted-average number of common shares outstanding during the period computed was 1,725,000. All such shares were issued as of June 26, 2007, the date of the Company’s inception.

Note D -Related Party Transactions, page , F-10

48.

Please describe the agreement providing for the forfeiture of shares by existing stockholders in the event that holders of more than 20% of the shares sold in this offering exercise their conversion rights.

We have revised the disclosure on Page F-10 of the Registration Statement as requested.

Note E - Commitments page F-10

49.

Please disclose expected timing of the issuance of the option to the underwriter to purchase up to a total of 500,000 units and whether the option will be issued regardless of the status of the registration statement. Also, please disclose all significant terms of the option including those related to exercisability and expiration. In addition, please address the following items:

•	Your disclosure that the fair value of the option would be $2.42 per unit, or approximately $978,000 in total, differs from your disclosure of fair value on page 35. Please reconcile these amounts.
•	We are unable to recalculate a total fair value of $978,000 based on a per unit fair value of $2.42. Please revise as necessary.
•

We are unable to recalculate a fair value of $2.42 per unit using the Black Scholes model based on the assumptions provided. Please provide us with your calculation, including all assumptions used. Please ensure you tell us the underlying stock price assumed and how you arrived at such price.

We have revised the disclosure on pages F-9 and F-10 of the Registration Statement as requested.

Securities and Exchange Commission
September 20, 2007

Part II. Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

50.	Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

We have filed all required exhibits with Amendment No. 1 as requested.

Very truly yours,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant
cc:	Barry J. Gordon

Marc H. Klee